SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Biosite Incorporated

(Name of Subject Company (Issuer))

Beckman Coulter, Inc.

Louisiana Acquisition Sub, Inc.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.01 per share	090945 10 6
(Titles of Classes of Securities)	(CUSIP Number of Class of Securities)

Scott Garrett

President & CEO

Beckman Coulter, Inc.

4300 N. Harbor Boulevard

Fullerton, California 92834-3100

(714) 871-4848

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Persons)

Copies to:

Paul D. Tosetti, Esq.

Cary K. Hyden, Esq.

Jonn R. Beeson, Esq.

Latham & Watkins LLP

633 West Fifth St., Suite 4000

Los Angeles, California 90071-2007

Tel: (213) 485-1234

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,758,341,280	$53,982

*	Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of up to 20,686,368 shares of common stock, par value $0.01 per share, of Biosite, including the associated preferred share purchase rights, at a purchase price of $85 per share. Such number of shares consists of (i) 16,000,118 shares of common stock issued and outstanding as of March 22, 2007, and (ii) 4,686,250 shares of common stock that are expected to be issuable before the expiration of the Offer under stock options and other rights to acquire Biosite shares.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), equals 0.0000307 of the transaction valuation.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Louisiana Acquisition Sub, Inc., a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of Beckman Coulter, Inc. (“Beckman”) to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, including the associated right to purchase series A participating preferred stock, par value $0.01 per share, (collectively, the “Shares”), of Biosite Incorporated, a Delaware corporation (“Biosite”), at a purchase price of $85.00 per share (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 2, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) respectively. This Schedule TO is being filed on behalf of Beckman and the Purchaser.

The information set forth in the Offer to Purchase, including Schedule I thereto, is hereby incorporated by reference in answer to Items 1 through 11 of this Schedule TO, and is supplemented by the information specifically provided herein.

Item 1.	Summary Term Sheet

The information set forth in the “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.

Item 2.	Subject Company Information

(a)	The name of the subject company and the issuer of the securities to which this Schedule TO relates is Biosite Incorporated. Biosite’s principal executive offices are located at 9975 Summers Ridge Road, San Diego, California 92121. The telephone number at Biosite’s principal executive offices is (858) 805-2000.

(b)	This statement relates to the common stock, par value $0.01 per share, of Biosite. Based upon information provided by Biosite, there were 16,000,118 shares of common stock issued and outstanding as of March 22, 2007. The information set forth in the “Introduction” of the Offer to Purchase is incorporated herein by reference.

(c)	The information set forth in Section 6 of the Offer to Purchase, entitled “Price Range of the Shares; Dividends on the Shares” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person

(a), (b), (c)	This Schedule TO is filed by Beckman and the Purchaser. The information set forth in Section 9 of the Offer to Purchase, entitled “Certain Information Concerning Beckman and the Purchaser” and Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction

(a)	The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

(a), (b)	The information set forth in the “Introduction,” Section 9, entitled “Certain Information Concerning Beckman and the Purchaser,” Section 11, entitled “Background of the Offer; Past Contacts, Negotiations and Transactions,” Section 12, entitled “Purpose of the Offer; Plans for Biosite; Other Matters” and Section 13, entitled “The Merger Agreement; Other Agreements,” of the Offer to Purchase is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals

(a), (c)(1)-(7)	The information set forth in the “Introduction,” Section 7, entitled “Effect of the Offer on the Market for the Shares; NASDAQ Listing and Controlled Company Status; Exchange Act Registration; Margin Regulations,” Section 12, entitled “Purpose of the Offer; Plans for Biosite; Other Matters,” and Section 13, entitled “The Merger Agreement; Other Agreements,” of the Offer to Purchase is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration

(a), (b), (d)	The information set forth in Section 10 of the Offer to Purchase, entitled “Source and Amount of Funds” is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company

The information set forth in the “Introduction,” Section 9, entitled “Certain Information Concerning Beckman and the Purchaser” and Section 13, entitled “The Merger Agreement; Other Agreements,” of the Offer to Purchase is incorporated herein by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used

(a)	The information set forth in Section 11, entitled “Background of the Offer; Past Contacts, Negotiations and Transactions,” Section 12, entitled “Purpose of the Offer; Plans for Biosite; Other Matters,” Section 13, entitled “The Merger Agreement; Other Agreements,” and Section 16, entitled “Fees and Expenses,” of the Offer to Purchase is incorporated herein by reference.

Item 10.	Financial Statements

(a), (b)	Not applicable.

Item 11.	Additional Information

(a)(1)	The information set forth in Section 9, entitled “Certain Information Concerning Beckman and the Purchaser,” Section 11, entitled “Background of the Offer; Past Contacts, Negotiations and Transactions,” and Section 13, entitled “The Merger Agreement; Other Agreements,” of the Offer to Purchase is incorporated herein by reference.

(a)(2), (3)	The information set forth in Section 13, entitled “The Merger Agreement; Other Agreements,” Section 14, entitled “Conditions of the Offer” and Section 15, entitled “Certain Legal Matters,” of the Offer to Purchase is incorporated herein by reference.

(a)(4)	The information set forth in Section 7 of the Offer to Purchase entitled “Effect of the Offer on the Market for the Shares; NASDAQ Listing and Controlled Company Status; Exchange Act Registration; Margin Regulations” is incorporated herein by reference.

(a)(5)	The information set forth in Section 17, entitled “Legal Proceedings,” of the Offer to Purchase is incorporated herein by reference.

(b)	The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12. Exhibits

(a)(1)(A)	Offer to Purchase, dated as of April 2, 2007.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees.

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G)	Summary Advertisement published on April 2, 2007.

(a)(5)(A)	Joint press release issued by Beckman Coulter, Inc. and Biosite Incorporated, dated March 25, 2007 (incorporated by reference to the Schedule TO-C filed by Beckman Coulter, Inc. on March 26, 2007).

(a)(5)(B)	PowerPoint presentation by Beckman Coulter, Inc. on March 26, 2007 (incorporated by reference to the Schedule TO-C filed by Beckman Coulter, Inc. on March 26, 2006).

(a)(5)(C)	Transcript of a conference call conducted by Beckman Coulter, Inc. on March 26, 2007 (incorporated by reference to Schedule TO-C filed by Beckman Coulter, Inc. on March 27, 2007).

(a)(5)(D)	Press Release issued by Beckman Coulter, Inc. on April 2, 2007 (incorporated by reference to the Schedule TO-C filed by Beckman Coulter, Inc. on April 2, 2007).

(a)(5)(E)	Press Release issued by Beckman Coulter, Inc. on April 2, 2007.

(b)	Commitment Letter dated March 24, 2007 between Morgan Stanley Senior Funding Inc., Citigroup Global Markets, Inc., and Beckman Coulter, Inc. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Beckman Coulter, Inc. on March 26, 2007).

(d)(1)	Agreement and Plan of Merger, dated as of March 24, 2007, by and among Beckman Coulter, Inc., the Purchaser and Biosite Incorporated (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Beckman Coulter, Inc. on March 26, 2007).

(d)(2)	Tender and Stockholder Support Agreement, dated as of March 24, 2007, by and among Beckman Coulter, Inc., the Purchaser, Kim D. Blickenstaff and Rita Blickenstaff (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Beckman Coulter, Inc. on March 26, 2007).

(d)(3)	Confidentiality Agreement, dated as of May 11, 2006, between Beckman Coulter, Inc. and Biosite Incorporated.

(d)(4)	Amendment to Confidentiality Agreement, dated June 2, 2006, between Beckman Coulter, Inc. and Biosite Incorporated.

(d)(5)	Non-Solicitation Agreement dated March 23, 2007 between Beckman Coulter, Inc. and Biosite Incorporated.

Item 13.	Information Required By Schedule 13e-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LOUISIANA ACQUISITION SUB, INC.

By:	/s/ ARNOLD A. PINKSTON

Name:	Arnold A. Pinkston

Title:	Secretary

BECKMAN COULTER, INC.

By:	/s/ ARNOLD A. PINKSTON

Name:	Arnold A. Pinkston

Title:	Senior Vice President, General Counsel and Secretary

Date: April 2, 2007

INDEX TO EXHIBITS

(a)(1)(A)	Offer to Purchase, dated as of April 2, 2007.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees.

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G)	Summary Advertisement published on April 2, 2007.

(a)(5)(A)	Joint press release issued by Beckman Coulter, Inc. and Biosite Incorporated, dated March 25, 2007 (incorporated by reference to the Schedule TO-C filed by Beckman Coulter, Inc. on March 26, 2007).

(a)(5)(B)	PowerPoint presentation by Beckman Coulter, Inc. on March 26, 2007 (incorporated by reference to the Schedule TO-C filed by Beckman Coulter, Inc. on March 26, 2006).

(a)(5)(C)	Transcript of a conference call conducted by Beckman Coulter, Inc. on March 26, 2007 (incorporated by reference to Schedule TO-C filed by Beckman Coulter, Inc. on March 27, 2007).

(a)(5)(D)	Press Release issued by Beckman Coulter, Inc. on April 2, 2007 (incorporated by reference to the Schedule TO-C filed by Beckman Coulter, Inc. on April 2, 2007).

(a)(5)(E)	Press Release issued by Beckman Coulter, Inc. on April 2, 2007.

(b)	Commitment Letter dated March 24, 2007 between Morgan Stanley Senior Funding Inc., Citigroup Global Markets, Inc., and Beckman Coulter, Inc. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Beckman Coulter, Inc. on March 26, 2007).

(d)(1)	Agreement and Plan of Merger, dated as of March 24, 2007, by and among Beckman Coulter, Inc., the Purchaser and Biosite Incorporated (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Beckman Coulter, Inc. on March 26, 2007).

(d)(2)	Tender and Stockholder Support Agreement, dated as of March 24, 2007, by and among Beckman Coulter, Inc., the Purchaser, Kim D. Blickenstaff and Rita Blickenstaff (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Beckman Coulter, Inc. on March 26, 2007).

(d)(3)	Confidentiality Agreement, dated as of May 11, 2006, between Beckman Coulter, Inc. and Biosite Incorporated.

(d)(4)	Amendment to Confidentiality Agreement, dated June 2, 2006, between Beckman Coulter, Inc. and Biosite Incorporated.

(d)(5)	Non-Solicitation Agreement dated March 23, 2007 between Beckman Coulter, Inc. and Biosite Incorporated.